                                  SECURITIES AND EXCHANGE COMMISSION
                                        Washington, D.C. 20549



                                               FORM 11-K



                     __x__      ANNUAL REPORT PURSUANT TO SECTION
                                15(d) OF THE SECURITIES EXCHANGE ACT
                                OF 1934 [FEE REQUIRED]

                                For the fiscal year ended December 31, 1993

                                                  OR

                      -----     TRANSITION REPORT PURSUANT TO
                                SECTION 15(d) OF THE SECURITIES
                                EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

                                For the transition period from _____ to _____

                                Commission file number ______________________



        ServiceMaster Profit Sharing, Savings and Retirement Plan



                   ServiceMaster Limited Partnership
                          One ServiceMaster Way
                      Downers Grove, Illinois 60515

                             SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



           SERVICEMASTER PROFIT SHARING, SAVINGS
                           AND RETIREMENT PLAN



                     By:                 /s/ Laine E. Malmquist
                        ---------------------------------------------

                                          Laine E. Malmquist,
                                       Vice President, Benefits


                     By:                 /s/ Deborah A. O'Connor
                        -----------------------------------------------

                                         Deborah A. O'Connor,
                                    Administrative Committee Member


                     By:                 /s/ Barbara A. Schram
                        -----------------------------------------------

                                    Barbara A. Schram, Plan Manager



FIRST CHICAGO BANK, TRUSTEE


                     By:                 /s/ Frank D. Szymanek
                        -----------------------------------------------

                                   Frank D. Szymanek, Vice President

Date: March 29, 1994.

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee and Trustee of the ServiceMaster Profit Sharing, Savings and Retirement Plan:

           We have audited the accompanying statements of net assets available for Plan benefits of the ServiceMaster Profit Sharing, Savings and Retirement Plan as of December 31, 1993 and 1992, the related statements of changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1993, and the related schedules of reportable transactions and assets held for investment as of December 31, 1993. These financial statements and schedules are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements and schedules referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1993 and 1992 and the changes in its net assets available for Plan benefits, for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN & CO.

Chicago, Illinois,
March 25, 1994.



                                  SERVICEMASTER PROFIT SHARING, SAVINGS AND RETIREMENT PLAN

                                    STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                       As of December 31,
                                                                                  1993                    1992
                                                                           ----------------          -----------------
ASSETS:
  Investments:
    First Chicago Money Market
      Funds, at market. . . . . . . . . . . . . . . . . . . . . . . .    $          682,778         $          235,767
    ServiceMaster Limited Partnership
      Shares, at market - Note 2. . . . . . . . . . . . . . . . . . .            51,052,102                 39,682,139
    Liberty Life Group Pension Contract,
      at market (net) - Note 2. . . . . . . . . . . . . . . . . . . .            80,124,621                 51,907,843
    Mortgage loan receivable, at cost which
      approximates market - Note 2. . . . . . . . . . . . . . . . . .                    --                  2,000,000
                                                                                -----------                -----------
      Total Investments . . . . . . . . . . . . . . . . . . . . . . .           131,859,501                 93,825,749

  Receivables:
    Due from employers. . . . . . . . . . . . . . . . . . . . . . . .             2,120,222                  3,391,481
    Participant contributions . . . . . . . . . . . . . . . . . . . .               179,836                         --
    Income tax refund  . . . . . . . . . .. . . . . . . . . . . . . .                48,038                     54,874
    Interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 1,968                     16,355
                                                                                -----------                -----------
      Total Assets. . . . . . . . . . . . . . . . . . . . . . . . . .           134,209,565                 97,288,459
                                                                                ===========                ===========

LIABILITIES:
    Payable to participants . . . . . . . . . . . . . . . . . . . . .             4,096,929                  4,172,141
    Due to ServiceMaster  . . . . . . . . . . . . . . . . . . . . . .                    --                    116,435
    Accounts payable - other  . . . . . . . . . . . . . . . . . . . .               163,177                         --
                                                                                -----------                -----------
      Total Liabilities . . . . . . . . . . . . . . . . . . . . . . .             4,260,106                  4,288,576
                                                                                -----------                -----------

NET ASSETS AVAILABLE
      FOR PLAN BENEFITS . . . . . . . . . . . . . . . . . . . . . . .        $  129,949,459              $  92,999,883
                                                                              =============               ============



                                       The accompanying Notes to Financial Statements
                                          are an integral part of these statements.

                                                 3

                                  SERVICEMASTER PROFIT SHARING, SAVINGS AND RETIREMENT PLAN

                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                             Years Ended December 31,
                                                                        1993               1992                1991
                                                                   -----------         -----------         -----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  BEGINNING OF PERIOD . . . . . . . . . . . . . . . . . . .       $ 92,999,883        $ 80,762,486        $ 53,780,973
                                                                   -----------         -----------         -----------
Additions:
 Contributions:
  Participant voluntary and rollover. . . . . . . . . . . .          4,860,582           3,742,280           2,807,164
  Participant mandatory . . . . . . . . . . . . . . . . . .          1,109,594           1,148,002           1,034,507
  Employer. . . . . . . . . . . . . . . . . . . . . . . . .          3,485,000           3,391,481           2,896,700
 Interest income. . . . . . . . . . . . . . . . . . . . . .            145,215             302,954           1,078,921
 ServiceMaster share
     distributions. . . . . . . . . . . . . . . . . . . . .          1,763,726           2,182,094           3,046,629
 Liberty Life Contract
     income . . . . . . . . . . . . . . . . . . . . . . . .          2,296,446           1,632,612                  --
 Unrealized gains on investments. . . . . . . . . . . . . .         33,864,601           7,982,234          21,847,538
                                                                   -----------         -----------         -----------
 Total Additions. . . . . . . . . . . . . . . . . . . . . .         47,525,164          20,381,657          32,711,459
                                                                   -----------         -----------         -----------
Deductions:
Equity applicable to former participants
     (net of forfeitures of $162,629,
     $161,803 and $129,108 in 1993,
     1992, and 1991, respectively). . . . . . . . . . . . .         10,034,894           7,584,794           5,304,496
Provision for income taxes - Note 1 . . . . . . . . . . . .            336,836             426,126              61,500
Administrative expenses . . . . . . . . . . . . . . . . . .            203,858             133,340             363,950
                                                                   -----------         -----------         -----------
Total Deductions. . . . . . . . . . . . . . . . . . . . . .         10,575,588           8,144,260           5,729,946
                                                                   -----------         -----------         -----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  END OF PERIOD . . . . . . . . . . . . . . . . . . . . . .       $129,949,459        $ 92,999,883        $ 80,762,486
                                                                   ===========         ===========         ===========

                                       The accompanying Notes to Financial Statements
                                          are an integral part of these statements.

                                             4

                                SERVICEMASTER PROFIT SHARING, SAVINGS
                                          AND RETIREMENT PLAN

                                     NOTES TO FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

     Asset Valuation - The investments of the ServiceMaster Profit Sharing, Savings and Retirement Plan (the "Plan") are valued in the financial statements at their respective year-end market values.

     Basis of Accounting - The transactions of the Plan are accounted for on the accrual basis.

     Expenses of the Plan - Certain administrative expenses of the Plan (including investment management fees and other plan expenses) were paid from Plan assets.

     Income Taxes - The Plan is required to pay federal income taxes related to its share of taxable income from its direct holding of ServiceMaster Limited Partnership shares.

     Participating Employers - Employers participating in the Plan are various subsidiaries and affiliates of ServiceMaster, including ServiceMaster Management Services and ServiceMaster International and New Business Development. Prior to 1993, participating subsidiaries and affiliates also included ServiceMaster Residential/Commercial Services Limited Partnership, Merry Maids Limited Partnership and American
Home Shield Corporation (see Note 2).


2.   The Plan

     Purpose - The purpose of the Plan emphasizes ownership and opportunity as presented below:

     (a) to stimulate interest, ownership and committed participation in building the service foundation of the Company;

     (b) to share with Plan participants the economic benefits produced by their efforts;

     (c) to assist in providing Plan participants with retirement benefits.

                                SERVICEMASTER PROFIT SHARING, SAVINGS
                                          AND RETIREMENT PLAN

                               NOTES TO FINANCIAL STATEMENTS (Continued)

2.   The Plan (Continued)

     Participation - The Plan was established as of January 1, 1976. As of December 31, 1993, the distribution of participants by class is as follows:

                                                                                          Number of
           Number of Years of Service                                    Class           Participants
           --------------------------                                    -----           ------------
           At least one, but less than 5 years. . . . . . . . . . . . . . .  1             1,485
           5, but less than 10 years. . . . . . . . . . . . . . . . . . . .  2             1,189
           10 or more years, if not
               qualified under Class 4. . . . . . . . . . . . . . . . . . .  3               864
           15 or more years and has attained age 50 . . . . . . . . . . . .  4               130
                                                                                           3,668

     All employees (other than employees covered by a collective bargaining agreement which does not provide for Plan participation or whose compensation is regulated under the Register of Wage
Determinations maintained by the United States Department of Labor Standards Administration) of a participating employer which has adopted the Plan who have completed one year of service (defined as at least
1,000 hours of employment during the first 12 months of employment or any plan year thereafter), attained age 18 years and elected in writing to make contributions to the Plan are eligible to participate in the Plan.

     Participant Contributions - Mandatory contributions to the Plan are made by participants at a rate prescribed by the Plan, which is presently $75 per calendar quarter for each participant. Participants may also elect to contribute 1% to 15% of their compensation during the year. An election may be made to roll over account balances from previous qualified employer benefit plans.

     Employer Contributions - Participating employers contribute to the Plan depending on the profitability of ServiceMaster for the year. The Board of Directors of ServiceMaster determines the amount of the profits to be shared each year. The employers' discretionary profit sharing contribution was $3,485,000, $3,391,481, and $2,895,700 in 1993, 1992 and
1991, respectively. In 1993, the Company chose to reimburse the Plan for $1.3 million of expenses paid by the Plan in prior years. This reimbursement is included in the Company's 1993 contribution.

                                SERVICEMASTER PROFIT SHARING, SAVINGS
                                          AND RETIREMENT PLAN

                               NOTES TO FINANCIAL STATEMENTS (Continued)

2.   The Plan (Continued)

     Vesting Policy and Payment of Benefits - Upon termination of employment after completion of seven years of service or in the event of disability or death, the participant or his beneficiary is entitled to receive the full amount allocated to his account. If a participant's employment is terminated prior to the completion of seven years of service for any reason, other than death or disability, he will receive, in addition to the balance of his participant contribution accounts, including any rollovers or tax deductible voluntary contributions, that portion of the employer contribution account equal to 20% after the completion of three years of service and 20% for each additional full year of service (as defined in the Plan document), up to 100% after seven years of service.

     Benefits are distributed to participants in cash (in a lump sum or periodic payments) or ServiceMaster partnership shares, as provided by the Plan.

     Allocation of Employer Contributions - Employer profit sharing contributions are allocated to each participant on the basis of his mandatory contributions and years of service as of the beginning of each year.

     Forfeitures - Forfeitures represent amounts forfeited by participants upon termination and are allocable to eligible participants in the same manner as employer profit sharing contributions.

     Plan Assets - The Plan invests in ServiceMaster Limited Partnership shares. As of December 31, 1993 and 1992, the plan was holding
1,864,917 and 2,144,980 shares (post 1993 split), respectively. The year-end share price as of December 31, 1993 and 1992 was 273/8 and 181/2, respectively.

     In February 1992, assets (ServiceMaster Partnership shares and cash) were transferred from the First Chicago Bank to a Group Pension
Contract at Liberty Life Assurance Company.  In April 1992 and June
1993, additional assets were transferred to the Liberty Life Group Contract. At December 31, 1993, the market value of assets in this Contract consisted of ServiceMaster Limited Partnership shares
($48,248,438),  S&P 500 Composite Price Index Fund ($12,227,542),
SteinRoe Limited Maturity Income Fund ($4,648,641) and Fidelity
Institutional Money Market Fund ($15,000,000).

                                SERVICEMASTER PROFIT SHARING, SAVINGS
                                          AND RETIREMENT PLAN

                               NOTES TO FINANCIAL STATEMENTS (Continued)

2.   The Plan (Continued)

     In August 1989, the Plan diversified its investment portfolio by agreeing to provide up to $2,000,000 in secured-mortgage-financing to an independent construction company that built a warehouse facility that it subsequently leased to ServiceMaster. At December 31, 1992, $2,000,000 was outstanding under this arrangement. The loan had a 9.35% interest rate and was secured by a first mortgage on the warehouse facility. Following discussions with the Department of Labor (see below), this loan was sold to ServiceMaster for $2,000,000 in May 1993.

     Effective January 1, 1993, three companies -- American Home Shield Limited Partnership, Merry Maids Limited Partnership and Residential/Commercial Services Limited Partnership -- and their respective participating employees, were transferred from the Plan to the Consumer Services Profit Sharing Plan. As of December 31, 1992, the value of these participants' assets was $2,267,425. These assets were transferred from the Plan to the Consumer Services Profit Sharing Plan in the form of 122,563 (post-split) ServiceMaster shares based on a year end 1992 per share price of $18.50. At the time of transfer (May 1993), the Plan also paid the Consumer Services Profit Sharing Plan $54,184 in cash, representing dividends and interest.

     Department of Labor Audit - In 1993, the Department of Labor
(DOL) completed an audit of the plan which covered the years 1987 through 1990. The DOL raised several issues with which ServiceMaster did not agree, but after discussions with representatives of the DOL, ServiceMaster determined to address the DOL's concerns by a voluntary payment to the Plan, and by purchasing from the Plan the $2,000,000 promissory note and related first mortgage of an independent construction company that is described above.

     Participants' Equity - The aggregate value of each participant's Plan account is expressed in cash.

     Amendment or Termination - The Plan may be amended or discontinued by the Company (with respect to all participating Employers) or by a participating Employer (with respect to its eligible employees) at any time. If the Plan is discontinued, participants with respect to whom the Plan is terminated become fully vested in their allocated account balances.

                                SERVICEMASTER PROFIT SHARING, SAVINGS
                                          AND RETIREMENT PLAN

                               NOTES TO FINANCIAL STATEMENTS (Continued)


     Effective January 1, 1994, certain provisions of the Plan were amended which revise the participant contribution requirement and the company contribution allocation. Participants may elect to contribute a minimum of 1% of pay and up to 15% of pay. Pretax contributions up to the first 4% of pay (or $1,000 whichever is greater) will be eligible for the Company matching contribution. All participants will receive the same percentage match based upon their actual dollar contribution. The company contribution will continue to be discretionary. The amount of contribution from profits will be determined each year by the Board of Directors after a review of the overall financial performance of ServiceMaster and the key business units.


3.   Federal Income Taxes

     Tax Status of the Plan - The Plan obtained its latest determination letter on June 14, 1990, in which the IRS stated that the Plan, as written, was in compliance with the requirements of the Internal Revenue Code.
The Plan has been amended since that date. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the requirements of the Internal Revenue Code and that the trust is tax-exempt as of the financial statement dates. Although the Plan is a tax-exempt entity, it is required to pay federal income taxes related to its share of taxable income from its direct holding of ServiceMaster Limited Partnership shares.

     Tax Status of Each Participant - Participant contributions made on or after April 1, 1988 are deductible for federal income tax purposes when made to the Plan. Participants will be subject to tax on the participant contributions, employer contributions and income credited to their plan accounts when an actual distribution from the Plan is received. However, participant contributions made prior to April 1, 1988 were not deductible for federal income tax purposes when made to the Plan. Therefore, participants will be subject to tax on the employer contributions and income related to pre-April 1, 1988 participant contributions upon distribution from the Plan.



                                           SERVICEMASTER PROFIT SHARING, SAVINGS
                                                     AND RETIREMENT PLAN
                                             SCHEDULE A-REPORTABLE TRANSACTIONS
                                     ITEM 30 A - Schedule of 5% Reportable Transactions
                                                  EIN# 38-2873710   Plan # 001
                                            FOR THE YEAR ENDED DECEMBER 31, 1993

                                                     Purchases                                    Sales
                                            ----------------------------        -------------------------------------------
                                              No. of           Aggregate          No. of           Aggregate          Gain
                                            Transactions         Cost           Transactions        Proceeds         (Loss)
                                            ------------     -----------        ------------      ----------         ------

First Chicago Money
     Market Funds . . . . . . . . . . . . .      63          $16,026,937             86          $15,344,160           $ --

Franklin U.S. Government
     Securities Fund. . . . . . . . . . . .       4            7,930,000              6            7,935,743          5,743

Liberty Life Group
     Pension Contract . . . . . . . . . . .       1            7,000,000             --                   --             --
                                                 --          -----------             --          -----------         -------

                                                 68          $30,956,937             92          $23,279,903        $ 5,743
                                                 ==          ===========             ==           ==========         ======


                                           SERVICEMASTER PROFIT SHARING, SAVINGS
                                                     AND RETIREMENT PLAN
                                            SCHEDULE B-ASSETS HELD FOR INVESTMENT
                                 ITEM 30 A - Schedule of Assets Held for Investment Purposes
                                                  EIN# 36-2873710   Plan # 001
                                            FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                              COST OR                     MARKET
DESCRIPTION                                                                  BOOK VALUE                    VALUE
- ------------                                                              -----------------           ----------------
First Chicago Money
     Market Funds . . . . . . . . . . . . . . . . . . . . . . . . . .    $          682,778          $         682,778

ServiceMaster Limited Partnership
     shares (1,864,917) . . . . . . . . . . . . . . . . . . . . . . .            18,602,769                 51,052,102

Liberty Life Group Pension Contract . . . . . . . . . . . . . . . . .            56,474,988 (a)             80,124,621 (b)
                                                                                 ----------                 ----------

TOTAL INVESTMENTS . . . . . . . . . . . . . . . . . . . . . . . . . .    $       75,760,535          $     131,859,501
                                                                                 ==========                ===========


(a) Assets transferred into Liberty account included ServiceMaster Limited Partnership shares ($30,974,988) and cash ($25,500,000, net of withdrawals).

(b) Contract assets as of December 31, 1993 included ServiceMaster Limited Partnership shares ($48,248,438)  S&P 500 Composite Price Index Fund ($12,227,542), SteinRoe
Limited Maturity Income Fund ($4,648,641) and Fidelity Institutional Money Market
Fund ($15,000,000).


            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



    As independent public accountants we hereby consent to the incorporation by reference of our report, dated March 25, 1994, appearing in the ServiceMaster Profit Sharing, Savings and Retirement Plan Annual Report on Form 11-K for the year ended December 31, 1993, to the Company's previously filed Registration Statement Number 2-75851 on
Form S-8.


ARTHUR ANDERSEN & CO.

Chicago, Illinois,
March 29, 1994.
                                  12